OMB APPROVAL

OMB Number:	3235-0145
Expires:	October 31, 2002
Estimated average burden hours per response	14.9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Penford Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

707051108

(CUSIP Number)

Jeffrey T. Cook
777 108th Avenue N.E., Suite 2390
Bellevue, WA 98004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 11, 2002

(Date of Event Which Requires Filing of this Statement)

CUSIP No. 707051108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jeffrey T. Cook

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 344,388*

	8.	Shared Voting Power 78,300

	9.	Sole Dispositive Power 344,388*

	10.	Shared Dispositive Power 78,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 422,688*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 5.61%

14.	Type of Reporting Person IN

*	Mr. Cook disclaims beneficial ownership of 62,500 shares included in this total which are owned of record and beneficially by his wife.

Item 1. Security and Issuer

This statement relates to shares of common stock, par value $1.00 per share, of Penford Corporation, a Washington corporation (“Penford”), with its principal office located at 777-108th Avenue N.E., Suite 2390, Bellevue, Washington 98004-5193.

Item 2. Identity and Background

This statement is filed on behalf of Jeffrey T. Cook. Mr. Cook has served as a director of Penford since October 1998. In addition, Mr. Cook is President of Penford. His business address is 777-108th Avenue N.E., Suite 2390, Bellevue, Washington 98004-5193.

During the past five years, Mr. Cook has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Cook is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock deemed to be beneficially owned by Mr. Cook either (i) are subject to options exercisable within sixty days, (ii) were acquired by Mr. Cook or his wife with their personal funds, or (iii) were received by gift or inheritance. Neither Mr. Cook nor his spouse acquired beneficial ownership of any of the Common Stock with borrowed funds.

Item 4. Purpose of Transaction

Mr. Cook’s acquisition of the Penford shares was made for investment purposes. Depending on future evaluations of the business prospects of Penford and other factors, including, but not limited to, general economic and business conditions, Mr. Cook may retain or, from time to time, increase his holdings or dispose of all or a portion of his holdings, subject to any applicable legal and contracted restrictions on his ability to do so. Mr. Cook has no present plan or intention that would result in or relate to any of the transactions in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	Jeffrey T. Cook beneficially owns 422,688 shares of Penford common stock, including 231,005 shares that may be acquired within 60 days through the exercise of stock options and 78,300 shares held in irrevocable trusts for which Mr. Cook shares voting and investment power. The 422,688 shares represent 5.61% of Penford common stock based on 7,538,468 shares of common stock outstanding as of January 7, 2002, as reported in Penford’s 10-Q filed with the Commission on January 11, 2002.

(b)	(i)	Sole Power to Vote or Direct the Vote:
344,388 shares

	(ii)	Shared Power to Vote or Direct the Vote:
78,300 shares

	(iii)	Sole Power to Dispose or Direct the Disposition:
344,388 shares

	(iv)	Shared Power to Dispose or Direct the Disposition:
78,300 shares

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The shares over which Mr. Cook shares voting and dispositive power are held in trust for his three children. Mr. Cook has the statutory powers of a trustee as set out in the Revised Code of Washington Section 11.98.070. Each of the three trust agreements provide that the trustee shall act only in a fiduciary capacity when voting any securities (directly or indirectly), controlling any trust investments, or reacquiring or exchanging any trust property.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     March 25, 2002

Signature     /s/ Jeffrey T. Cook

Name/Title     Jeffrey T. Cook, President